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Filed by Medscape, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File Number: 000-26883

Subject Company: Medscape, Inc.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY MEDICALOGIC, INC. (NASD:MDLI) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER WITH MEDSCAPE, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY MEDICALOGIC, INC. WITH THE SEC AT WWW.SEC.GOV.

                            *************************

The following is a press release disseminated by Medscape, Inc. on April 5, 2000.

Medscape Sets May 15 Special Shareholder Meeting for Vote On Proposed Merger With MedicaLogic

WEDNESDAY, APRIL 05, 2000 11:07:00 AM EST

NEW YORK, Apr 5, 2000 (BW HealthWire) -- Medscape, Inc. (NASDAQ NM: MSCP), a provider of authoritative health and medical information on the Internet since 1995, said today that it will hold a special meeting on May 15, 2000 for all shareholders of record as of April 14, 2000 to vote on its pending merger with MedicaLogic, Inc. (NASDAQ:MDLI), the Online Health Record Company(TM).

The Medscape special meeting will begin at 9:30 a.m. EDT at CBS Corporation, 51 West 52nd Street, Studio 19, 19th Floor, Black Rock Room, New York, NY. Shareholders of record as of April 14 are entitled to receive notice of, and vote at, the special meeting. Medscape plans to begin mailing definitive proxy materials to shareholders on or about April 18, 2000. The proxy materials will provide instructions on how Medscape shareholders may vote their shares in connection with the proposed merger.

MedicaLogic will convene a special shareholder meeting on May 10 that will first address its proposed acquisition of Total eMed, a provider of Web-based transcription services designed for ambulatory care physicians. That meeting is expected to adjourn to May 15 for the vote on the Medscape merger in order to coincide with Medscape's special shareholder meeting. It is presently anticipated that the mergers will be completed in the second quarter of 2000, pending final regulatory approval.
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The proposed transactions, announced on February 22, would create
MedicaLogic/Medscape, a company that will have the technology necessary to connect physicians, patients and other healthcare professionals through the Internet. The company will be able to create online health records, enabling physicians to retrieve information in ways that fit their workflow and personal preferences - including desktop and laptop computers, personal digital assistants, and even telephones - from any location at any time. Medscape's professional and consumer sites, medscape.com, www.medscape.com, and CBSHealthWatch, http://cbs.healthwatch.com, respectively, will be able to introduce new levels of connectivity to registered members, including access to the physician-generated medical records, appointment scheduling, filling of prescriptions, the ability to engage in two-way communication with the physician and his/her office, and other services not available on competing sites. The three companies involved in the transactions reported a combined $195 million in cash and short-term investments and debt of approximately $2.2 million, as of December 31, 1999, according to the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission by MedicaLogic on April 4, 2000.

"The pending merger is progressing as we anticipated, with regard to the effective work of our transition teams as they move rapidly toward integration of the three companies in pursuit of our vision," said Paul Sheils, current President and CEO of Medscape, Inc., who will become Vice Chairman of the new company. "MedicaLogic/Medscape brings together a number of important elements - complementary products, strategic partnerships, financial strength and the drive to turn our vision into reality - as we focus our energies on the most critical juncture for 'eHealthcare' today, the point of care, where physician and patient come together."

As announced on February 22, MedicaLogic will exchange 0.323 shares of its common stock for each outstanding share of Medscape stock and shareholders of Total eMed will receive 8 million shares of MedicaLogic common stock for all of its outstanding shares and options. Both will be accounted as purchase transactions and are subject to customary conditions, including the usual governmental and regulatory approvals.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MedicaLogic, Inc. (NASD:MDLI) with the Securities and Exchange Commission (SEC) in connection with the proposed merger with Medscape, Inc. because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus filed by MedicaLogic with the SEC at the SEC's Web site, www.sec.gov.

ABOUT MEDSCAPE, INC. Medscape, Inc. (NASDAQ NM: MSCP), a provider of authoritative health and medical information on the Internet since 1995, currently operates two primary healthcare Web sites, medscape.com and CBSHealthWatch by Medscape. As of December 31, 1999, Medscape, Inc.'s sites had more than 1.7 million registered members worldwide, including over 280,000 registered as physicians, 860,000 registered as allied health professionals and 630,000 registered as consumers worldwide.
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Medscape.com, www.medscape.com, provides comprehensive, authoritative and timely medical information and interactive programs to physicians, allied healthcare professionals and consumers, and includes the following specialty sites and pages: Medscape Japan, http://japan.medscape.com, Medscape General Medicine, or MedGenMed, www.medscape.com/journal/MedGenMed, believed to be the first and only peer-reviewed online general medical journal; Medical Office Management, http://medoffice.medscape.com, Medscape Nursing, http://nursing.medscape.com; Medscape Pharmacists, http://pharmacists.medscape.com; Medscape Med Students, http://medstudents.medscape.com; and Today on Medscape, http://www.medscape.com/today, featuring the latest health and medical news.

The Company also operates CBSHealthWatch by Medscape, http://cbs.healthwatch.com, the recently launched consumer site designed to help families and individuals make better informed healthcare decisions and to simplify management of their healthcare needs. Developed jointly with CBS Corporation, the site provides personalized, authoritative medical content written for the consumer, access to professional content on Medscape.com and interactive personal health management tools, such as health diaries. CBS and the CBS eye device are registered trademarks of CBS Broadcasting Inc.

The statements made in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number of risks and uncertainties. Actual events or results may differ from the Company's expectations.

ABOUT MEDICALOGIC, INC. MedicaLogic, Inc. (NASDAQ:MDLI), the Online Health Record Company(TM), brings the Internet to the point of care with ehealthcare products and services for physicians and their patients. MedicaLogic connects patients and physicians in ways that enhance the quality, delivery and cost-effectiveness of healthcare. Based in Hillsboro, OR, the company also maintains product development offices in San Francisco and Houston. For additional information about MedicaLogic, go to http://www.medicalogic.com.

MedicaLogic and Logician are registered trademarks of MedicaLogic, Inc. in the United States. Other MedicaLogic logos, product names, and service names are also trademarks of MedicaLogic, Inc., which may be registered in other countries. Other product and brand names are trademarks of their respective owners.

ABOUT TOTAL eMED, INC. Total eMed, Inc. is a privately held Nashville-based medical information management company offering a new approach to physician-driven medical transcription. Total eMed provides premium web-based medical transcription services to over 1000 ambulatory physicians in seven states utilizing digital voice capture, dedicated circuits, and the Internet to connect physicians and professional medical transcriptionists through a national data center. The company's unique clinical application improves medical transcription efficiency and accuracy while capturing the record of the patient-physician encounter in digital format.